As filed with the Securities and Exchange Commission on December 28, 2001
                                                      Registration No. 333-17525
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                               AMENDMENT NO. 5 TO
                                  FORM S-8/S-3
                             REGISTRATION STATEMENT
(Including registration of shares for resale by means of a Form S-3 Prospectus)

                        UNDER THE SECURITIES ACT OF 1933

                              -------------------

                           FREMONT GENERAL CORPORATION
             (Exact name of Registrant as specified in its charter)

            NEVADA                                             95-2815260
      --------------------                              --------------------
  (State or other jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                        Identification Number)


                              -------------------

                       2020 SANTA MONICA BLVD., SUITE 600
                         SANTA MONICA, CALIFORNIA 90404
    (Address, including zip code of Registrant's principal executive offices)


                              -------------------

                        1995 RESTRICTED STOCK AWARD PLAN
                            (Full title of the Plan)

                              -------------------

                                LOUIS J. RAMPINO
                      PRESIDENT AND CHIEF OPERATING OFFICER
                           FREMONT GENERAL CORPORATION
                       2020 SANTA MONICA BLVD., SUITE 600
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 315-5500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                                    Copies to

                               Richard A. Boehmer
                              O'Melveny & Myers LLP
                               400 S. Hope Street
                              Los Angeles, Ca 90071
                                 (213) 430-6643


================================================================================

PROSPECTUS
                           FREMONT GENERAL CORPORATION

                                4,136,420 SHARES

                                  COMMON STOCK

                              -------------------

     This prospectus relates to 4,136,420 shares of the common stock of Fremont General Corporation, which were awarded to the individuals named herein under our 1995 Restricted Stock Award Plan, as amended. These shares may be sold from time to time by the participants under the Plan.

     The shares are being registered to permit public trading of them and may be offered and sold from time to time by the Plan participants. The shares are restricted when awarded to the Plan participants and may not be sold until the restrictions lapse. Generally, restrictions are released at a rate of ten percent per year. The Plan participants may sell the common stock on the New York Stock Exchange at the prevailing prices on the date of sale or to us or one of our employee benefit plans. Plan participants may also sell shares privately directly or through brokers. We cannot assure you that the Plan participants will sell all or any portion of the common stock offered hereby.

     Except for certain withholding taxes, we will not receive any of the proceeds from the sale of these shares. We have paid the expenses of preparing this prospectus and the related registration statement.

     Our common stock is traded on the New York Stock Exchange under the symbol "FMT." On December 26, 2001, the last reported sale price of our common stock was $7.31 per share.

     Investing in the shares of our common stock involves risks. "Risk Factors" begin on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The date of this prospectus is December 28, 2001.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference carefully before you decide to purchase our shares of common stock being offered by this prospectus. You should also carefully consider the information provided in this prospectus under the heading "Risk Factors." Significant additional information may be found in our reports on forms 10-K and 10-Q that are incorporated herein by reference.

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The common stock is not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

     Fremont General Corporation is a financial services holding company. Fremont manages its business through two wholly owned operating segments: (i) financial services and (ii) property and casualty insurance. Fremont's financial services segment is consolidated within Fremont General Credit Corporation, which is engaged in collateralized commercial and consumer lending, primarily on commercial and residential real estate, through its California-chartered industrial bank subsidiary, Fremont Investment & Loan ("FIL"). Fremont's property and casualty insurance segment is consolidated within Fremont Compensation Insurance Group ("FCIG") and substantially all of its insurance operations is represented by underwriting of workers' compensation insurance policies. From our inception in 1972 to the present, we have conducted our business as a Nevada corporation. Our executive offices are located at 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404, and our telephone number is (310) 315-5500.

     The shares being offered were issued to the Plan participants under the 1995 Restricted Stock Award Plan, as amended. We are registering the shares to allow the sale of shares by Plan participants from time to time.



                                TABLE OF CONTENTS

PROSPECTUS SUMMARY ..........................................................  2


RISK FACTORS ................................................................  3


USE OF PROCEEDS .............................................................  6


PLAN PARTICIPANTS ...........................................................  6


PLAN OF DISTRIBUTION .......................................................   9


EXPERTS ....................................................................  10


WHERE YOU CAN FIND MORE INFORMATION ........................................  11


INFORMATION INCORPORATED BY REFERENCE ......................................  11

                                  RISK FACTORS

     Any investment in our common stock involves risks. You should carefully consider the following risks as well as the other information contained or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones that we may face. There may be additional risks and uncertainties not presently known to us or that we currently do not believe are material that may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the common stock could decline, and you may lose all or part of your investment.

     This prospectus contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

OUR OPERATING RESULTS AND FINANCIAL CONDITION MAY VARY

     Our profitability can be affected significantly by many factors including competition, the severity and frequency of claims, fluctuation in interest rates and the rate of inflation, legislation and regulations, court decisions, the judicial and regulatory climate and general economic conditions and trends, all of which are outside of our control. In addition, our results may be affected by our ability to contain expenses and to implement appropriate technological changes. Any of these factors could contribute to significant variation in our results of operations within the different aspects of our business, or businesses taken as a whole, from quarter to quarter and from year to year.

     During periods when economic conditions are unfavorable, our financial services businesses may not be able to originate new loan products or maintain the credit quality of our finance receivables, both in our portfolio and for those loans that have been securitized, at previously attained levels. This may result in increased levels of non-performing assets and net credit losses. Changes in market interest rates, or in the relationships between various interest rates could cause our interest margins to be reduced and may result in significant changes in the prepayment patterns of our finance receivables. These risk factors could adversely affect the value of our loans and their related collateral, as well as the valuation of the residual interests in our securitized loans, both of which could adversely affect our results of operations and financial condition. In addition, should we elect to monetize, in full or in part, our residual interests in securitized loans for liquidity or other purposes through the sale, or by other means, of these interests, we may realize, possibly significant, amounts less than the value of the interests as recorded in our financial statements due to the limited market for such residual interests and the timing and nature of such transaction.

     With respect to our workers' compensation insurance business, changes in economic conditions can lead to reduced premium levels due to lower payrolls as well as increased claims due to the tendency of workers who are laid off to submit workers' compensation claims. Changes in the medical, rehabilitation and legal environment can impact the severity of claims and the average cost per claim. Changes in market interest rates and credit conditions can affect the amount of interest income that we earn on our investment portfolio, as well as the amount of realized and unrealized gains or losses on specific holdings within our investment portfolio. Our balance sheet includes significant amounts of reinsurance recoverables. Reinsurance contracts do not relieve our property and casualty operations from our obligations to policyholders. The failure of reinsurers to meet their obligations in a timely and complete manner could result in losses. Our company also has premium receivables and agents' balances that represent amounts due our property and casualty insurance operations. Due to the current uncertainty surrounding our workers' compensation insurance operations and their recent restructuring, there may be higher than normal delays in, or non-payment of, the amounts due. While our property and casualty insurance operations have established an allowance for doubtful accounts in an amount it believes is sufficient to cover such potentialities, higher than expected levels of delinquency and non-payment could have an adverse impact upon our financial position. Legislative and regulatory changes can also cause the operating results of our workers' compensation insurance businesses to vary. The outlook for the future of our workers' compensation insurance business is uncertain and is dependent upon the ability to maintain adequate rates, and to write sufficient business at such rates, manage claims costs and frequency, and to keep operating expenses in line with expected reductions in premium volume.


OUR LOSS RESERVES AND ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INADEQUATE

     Our financial services business maintains an allowance for loan losses on their portfolio of finance receivables in amounts that we believe is sufficient to provide adequate protection against potential losses. The finance receivables that we primarily originate, both for our portfolio and for securitization, are generally non-conventional and non-investment grade loans. To mitigate for the somewhat higher potential risk of the lending that we are primarily engaged in and for the impact that adverse economic developments could have on our finance receivables, we lend primarily on a senior and secured basis and employ a proactive asset management approach. We also attempt to carefully evaluate the underlying collateral that secures these loans and to maintain underwriting standards that are designed to effect appropriate loan to collateral valuations and cash flow coverages. Although we believe that our consolidated level of allowance is sufficient to cover potential credit losses, the allowance could prove to be inadequate due to unanticipated adverse changes in economic conditions or discrete events that adversely affect specific borrowers, industries or markets. Any of these changes could impair our ability to realize the expected value of the collateral securing certain of our finance receivables or the timing of the realization thereof.

     Our property and casualty insurance subsidiaries are required to maintain reserves to cover their ultimate liability for losses and LAE with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves do not represent an exact calculation of liabilities, but instead are estimates involving actuarial projections at a given time of what we expect the ultimate settlement and administration of claims will cost, including estimates of reinsurance recoveries associated with the estimated claims costs. These projections are based on facts and circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity, and judicial theories of liability, as well as other factors. We regularly review our reserving techniques, overall reserve position and reinsurance. In light of present facts, trends and legal interpretations, we believe that adequate provisions have been made for loss and LAE reserves, net of reinsurance recoverables; however, the establishment of appropriate gross loss and LAE reserves and reinsurance recoverables is an inherently uncertain process and there can be no certainty that our currently established gross loss reserves and reinsurance recoverables will prove to be adequate in light of subsequent actual experience. Subsequent actual experience has resulted, and could result, in net loss and LAE reserves being too high or too low. Our future loss and LAE development could require an increase in our gross loss and LAE reserves or a decrease in our reinsurance recoverables from prior periods, which would adversely affect our earnings in future periods.

COMPETITION MAY ADVERSELY AFFECT OUR MARKET SHARE AND OPERATING RESULTS

     Our financial services businesses compete in markets that are highly competitive and are characterized by factors that vary based upon product and geographic region. The markets in which we compete are typically characterized by a large number of competitors who compete for loans based primarily upon price, terms and loan structure. Our industrial bank also competes for deposits to fund its operations. Competition is highly price-sensitive and competitive forces could affect the industrial bank's ability to source adequately priced deposits. We primarily compete with banks and mortgage and finance companies, many of which are larger and have greater financial resources than we do. The competitive forces of these markets could adversely affect our net finance income, loan origination volume or net credit losses.

     Our property and casualty insurance business competes in a market characterized primarily by competition on the basis of price and service. In addition, state regulatory changes could affect competition in the states where we transact business (see "Regulatory Developments Could Adversely Affect Our Operations"). Although we have been one of the largest writers of workers' compensation insurance in the nation, we began reducing our workers' compensation insurance writings in 2000, and on into 2001, in response to the increased operating leverage that resulted primarily from our gross loss actions taken in 2000. In addition, A.M. Best reduced its rating on our workers' compensation insurance subsidiaries to "E" (Under Regulatory Supervision) in December of 2000, making it difficult for us to renew policies and attract new business. While we continue to evaluate various alternatives to assist in our efforts to be able to write sufficient premium volume, there can be no certainty that such initiatives will be realized. Most of our competitors are larger and have greater resources. For these reasons, we will most likely not maintain our market share in the states where our workers' compensation insurance subsidiaries plan to do business in the future and we may not be able to obtain adequate pricing for our insurance products.

GEOGRAPHIC CONCENTRATION OF BUSINESS COULD ADVERSELY AFFECT OUR OPERATIONS

     While we attempt to diversify our loan origination by geographic region, our geographic concentration of commercial and residential real estate loans remains in California. At December 31, 2000, approximately half of our commercial and residential real estate loans, both in our portfolio and those loans that have been securitized, were collateralized by properties located in California. Adverse events in California, such as real estate market declines or the occurrence of natural disasters upon property located therein, may have a more significant adverse effect upon our operating results and financial condition than if a higher percentage of our loans were collateralized by properties located outside California.

     Our workers' compensation insurance operations have been restructured to concentrate on writing workers' compensation insurance in California and the western United States, and to eliminate operations in other states, in particular Illinois. We expect that as the amount of total premium volume decreases, the significant majority of our business will be located in California. Because of this geographic concentration of business in California, our financial position and results of operations are expected to be significantly influenced by general trends in the California economy, and in particular, the condition of the California workers' compensation insurance market within that state. The impact of unfavorable economic conditions, legislation, regulatory restriction and supervision, and other trends within California may result in greater uncertainty and volatility in our business operations and could adversely affect the results of our operations and our financial condition more than if our premium had been originated with more geographic diversification.

REGULATORY DEVELOPMENTS COULD ADVERSELY AFFECT OUR OPERATIONS

     Our financial services businesses include a Federal Deposit Insurance Corporation ("FDIC") insured industrial bank subject to supervision and regulation by the California Department of Financial Institutions and the FDIC. Federal and state regulations prescribe certain minimum capital requirements and, while our industrial bank is currently in compliance with such requirements, in the future we could be required to make additional contributions to our industrial bank in order to maintain compliance with such requirements. Future changes in government regulation and policy could adversely affect the industrial bank industry, including our industrial bank. Such changes in regulations and policies may place restrictions on or make changes to our lending business and increase the costs of compliance.

     As previously reported, our workers' compensation insurance subsidiaries have entered into an agreement with the California Department of Insurance ("DOI") in which the DOI is allowed additional regulatory supervision and oversight over their activities. Under the agreement, prior approval by the DOI is required for certain payments by the workers' compensation insurance subsidiaries, including those to affiliates. These payments are generally for the reimbursement of certain expenses and for various services rendered. Previously, substantially all affiliate payments have been made to the Fremont General Corporation. Delay, or denial in whole or in part, by the DOI of such future payments may adversely impact our liquidity. In addition, should the DOI determine in good faith that the financial position of our workers' compensation insurance subsidiaries no longer adequately protects policyholders from financial hazard, the DOI may institute various regulatory actions including conservation. Should our significant workers' compensation insurance subsidiaries come under regulatory conservation, or similar arrangement, this may cause an event of default under our Series B senior notes (the "Senior Notes") outstanding. If an event of default is declared under the Senior Notes, the outstanding principal may become immediately due and payable. Our current financial position would not enable it to meet such an obligation and, as a result, we and the holders of our Senior Notes may pursue various alternatives. Such actions could have a significant adverse impact upon our company and the holders of our various securities.

     While we expect that in the future the predominant amount of workers' compensation insurance premiums will be represented by policies in California, after giving effect to the previously discussed restructuring of the workers' compensation insurance operation in December 2000, our workers' compensation insurance operation could be adversely impacted by the actions of regulatory authorities in other states, including those states in which we no longer intend to underwrite workers' compensation insurance policies. Such actions could include, among other things, suspension of licenses, various restrictions on business activities, and increased levels in the amounts of investment securities to be maintained on deposit with various states.

     A significant portion of our workers' compensation insurance premiums are derived from policies issued in California. California began operating under an open rating system effective January 1, 1995. Each insurance company sets its base rates to reflect its particular loss experience and operating costs and is not required to adopt such advisory rates. In particularly competitive environments, such as California, many insurance companies often set their premium rates below such advisory rates. Before January 1, 1995, California operated under a minimum rate law, whereby premium rates established by the DOI were the minimum rates that could be charged by an insurance carrier. The repeal of the minimum rate law has resulted in lower premiums and profitability on our California workers' compensation insurance policies due to increased price competition.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from sales of shares by the Plan participants, however we may receive amounts necessary to cover state, federal and FICA withholding tax requirements.



                                PLAN PARTICIPANTS

     All shares of our common stock awarded to individuals under the Plan are restricted and may not be sold by Plan participants until these restrictions lapse. Ten percent of the shares awarded to each Plan participant are generally released from our reacquisition option on the first designated release date and on each of the nine anniversaries thereafter, provided that the Plan participant's status as an employee or director has not terminated and we have not exercised our reacquisition option. Each Plan participant will determine whether to sell the shares of common stock which are released from restriction at his or her own discretion.

     Except as otherwise set forth below, none of the Plan participants is an executive officer or director of our company and none of the Plan participants beneficially own, individually or in the aggregate, more than 1% of our outstanding shares of common stock. The following table sets forth certain information with respect to the Plan participants' beneficial ownership of our common stock as of September 30, 2001, and as adjusted to reflect the sale of the common stock by the Plan participants pursuant to this prospectus, if the common stock were to be sold.

     Pursuant to the rules of the SEC, we have included all Plan participants who would be eligible to sell their securities under this prospectus, and all shares of our common stock beneficially owned by those Plan participants, whether or not they have a present intent to sell any or all of those shares hereunder.

     All share numbers with respect to our common stock in this prospectus give effect to a two-for-one split of our common stock that was effective as of December 10, 1998.


                                                                     SHARES AWARDED TO        SHARES BENEFICIALLY OWNED
                                         NUMBER OF SHARES            PLAN PARTICIPANTS              AFTER OFFERING
                                    BENEFICIALLY OWNED AS OF               THAT              (IF ALL REGISTERED SHARES
                                    SEPTEMBER 30, 2001 (1)(2)      WILL BE AVAILABLE FOR           ARE SOLD) (1)(2)
                                    --------------------------          FOR RESALE           --------------------------
                                      NUMBER           PERCENT     AS RESTRICTIONS LAPSE       NUMBER           PERCENT
                                   ----------          -------     ---------------------     ----------         -------
James A. McIntyre (3).........      9,483,251            13.3%                  670,600      8,812,651             12.3%
Wayne R. Bailey (4)...........      1,047,255             1.5%                  346,400        700,855              1.0%
Alan W. Faigin (5)............        114,780             *                      21,250         93,530              *
Thomas W. Hayes (6)                    25,500             *                      24,000          1,500              *
Patrick E. Lamb (7)                   141,212             *                       5,700        135,512              *
Raymond G. Meyers (8).........        501,762             *                     123,000        378,762              *
David W. Morrisroe (9)........        118,228             *                      26,000         92,228              *
Louis J. Rampino (10).........      1,701,525             2.4%                  308,160      1,393,365              2.0%
Dickinson C. Ross (11)........        131,318             *                      26,000        105,318              *
Other Plan Participants (56)
   (each holding less than
   one percent) (12)..........      1,568,055             2.2%                  263,500      1,304,555              1.8%
     TOTAL                         14,832,886            21.0%                1,814,610     13,018,276             18.4%

-------------------
      * Less than 1%.

     (1) All shares awarded under the Plan become unrestricted and are released to Plan participants over a ten-year period. The information included in this chart assumes that (i) each Plan participant will continue to be an employee or director of our company for the entire ten year period during which we have a reacquisition option and (ii) he or she will elect to sell all shares received under the Plan. These assumptions have been made under the rules of the SEC and do not reflect any knowledge that we have with respect to the present intent of the Plan participants.

     (2) Based on 70,668,633 shares of our common stock outstanding as of September 30, 2001. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of September 30, 2001 are deemed outstanding.

     (3) Mr. McIntyre has served as Chairman of the Board and Chief Executive Officer of our company for more than twelve years prior to the date of this prospectus, as a Director since 1972 and as an officer of our company since 1963. In addition, Mr. McIntyre owns beneficially 70,000 shares, less than 1%, of Fremont General Financing I 9% Trust Originated Preferred Securities. These securities are non-voting. Mr. McIntyre's mother beneficially owns, through a charitable remainder trust, $1,550,000 of our 7.70% Series B Senior Notes Due 2004, for which Mr. McIntyre disclaims beneficial ownership. These securities are non-voting. In addition, The McIntyre Foundation, a charitable foundation, owns 500,000 shares of our common stock. Mr. McIntyre is President and one of five directors of the foundation and disclaims beneficial ownership of such shares.

     (4) Mr. Bailey is Executive Vice President, Treasurer and Chief Financial Officer of our company and has served as an executive officer for more than seven years prior to the date of this prospectus, as a Director of our company since 1996 and as an officer of our company since 1989.

     (5) Mr. Faigin has served as Secretary and General Counsel of our company for more than five years prior to the date of this prospectus and as an officer since 1994.

     (6)  Mr. Hayes has served as a director of our company since 2001.

     (7) Mr. Lamb has served as Senior Vice President and Controller of our company since 2001. In addition, Mr. Lamb owns beneficially 700 shares, less that 1%, of Fremont General Financial I 9% Trust Originated Preferred Securities. These securities are non-voting.

     (8) Mr. Meyers has served as Senior Vice President and Chief Administrative Officer of our company since 1994 and as an officer of our company since 1989. In addition, Mr. Meyers owns beneficially 1,600 shares, less than 1%, of Fremont General Financing I 9% Trust Originated Preferred Securities. These securities are non-voting.

     (9)  Mr. Morrisroe has served as a Director of our company since 1989.


                                       8



    (10) Mr. Rampino is President and Chief Operating Officer of our company and has served as an executive officer for more than six years prior to the date of this prospectus. Mr. Rampino has served as a Director of our company since 1994 and as an officer since 1989.

    (11)  Mr. Ross has served as a Director of our company since 1987.

    (12) The other Plan participants, each of whom beneficially owns less than one percent of our issued and outstanding common stock, and each of whom was awarded their restricted shares while an employee of our company or one of our wholly-owned subsidiaries, are as follows:
          Steven C. Bierman, Steven S. Blew, Stella J. Bobak, Sarah R. Branigan, David N. Brody, Gwyneth E. Colburn, Kim Crist, Jeffrey F. Cruisinberry, John A. Donaldson, Paul Dubois, Linda C. Dudash, Jonathan S. Fuhrman, Linda I. Gaide, Norton M. Geller, Philip E. Grassbaugh, Robin A. Gregory, Bert D. Haboucha, Marilyn I. Hauge, Patricia A. Henry, William J. Hillstrom, Elaine E. Himeno, Gilbert Carl Hubbell, John B. Johnson, Michael S. Karr, David M. Krebs, Robin
          J. Lee, Michael Liddy, Scott S. Manlin, Randal Mark, Thomas M. Masuguchi, Nicole F. Maury, Noel P. Mayfield, Mary-Lou A. Misrahy, Cynthia Morrison, Ranney P. Pageler, Steven K. Patton, Douglas C. Payne, Anthony R. Pokorny, Denise K. Richardson, Thomas M. Shimada, Carolyn Y. Shimono, Louis A. Silver, Carol A. Steffen, Michael T. Stock, Laura M. Strange, B. Morgyn Taylor, Gary P. Taylor, Nick Terbovic, Sandra Walder, Kyle R. Walker, Alana L. Warren, Ronald R. Warwick, Thomas C. Whitesell, Mary E. Wilkman, Jeffrey Zangrilli and Murray L. Zoota.


                              PLAN OF DISTRIBUTION

     We anticipate that Plan participants who elect to sell shares will do so in one or more of the following ways:

     (i) on the New York Stock Exchange at the prevailing prices on the date of sale, or

     (ii) to our company, the Plan, our Employee Stock Ownership Plan, or our Grantor Trust (an employee benefits trust), at the prevailing prices on the New York Stock Exchange on the date of sale.


     The Plan participants may also make private sales directly or through a broker or brokers, who may act as agent or as principal. Further, the Plan participants may choose to dispose of the shares by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the Plan participants and any brokers participating in those sales may be deemed to be underwriters within the meaning of the Securities Act of 1933.

     Any broker-dealer participating in sales of common stock for the Plan participants as agent may receive commissions from the Plan participants and, if that broker acts as agent for the purchaser of the shares, from the purchaser. Usual and customary brokerage fees will be paid by the Plan participants. Broker-dealers may agree with the Plan participants to sell a specified number of shares at a stipulated price per share, and, to the extent that broker-dealer is unable to do so acting as agent for the Plan participants, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Plan participants. Broker-dealers who acquire shares as principal may thereafter resell those shares from time to time in transactions, which may involve block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, on the New York Stock Exchange, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of those shares commissions computed as described above.

     We have advised the Plan participants that the anti-manipulation rules, contained in Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales in the market. We have also informed the Plan participants of the possible need for delivery of copies of this prospectus. The Plan participants may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and, if those broker-dealers purchase shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

     If we are notified by the Plan participants that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, a supplemental prospectus will be filed with the SEC, setting forth the name of the participating broker-dealer, the number of shares involved, the price at which the shares were sold by the Plan participants, the commissions paid or discounts or concessions allowed by the Plan participants to such broker-dealer, and where applicable, that such broker-dealer did not conduct any investigation to verify the information set out in this prospectus.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus, provided that the shares are available for resale under the Plan. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including any person who may be deemed to be an "affiliate" of ours, is entitled to sell within any three month period "restricted shares," as that term is defined in Rule 144, not the Plan, beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our shares during the four calendar weeks preceding such sale, provided that at least one year has elapsed since those shares were acquired from us or an affiliate of ours. Sales are also subject to certain requirements as to the manner of sale, notice and availability of our current public information. However, a person who has not been an "affiliate" of ours at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least two years have elapsed since such shares were acquired from us or an affiliate of ours.



                                     EXPERTS


     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's Website at http://www.sec.gov. Since our common stock is traded on the New York Stock Exchange, the information we file with the SEC is also available for inspection at the offices of the Exchange, which are located at 20 Broad Street, New York, New York 10005.



                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make prior to the termination of the offering with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934;

1.   our Annual Report on Form 10-K for the year ended December 31, 2000; and

2. our Quarterly Reports on Form 10-Q for the quarters ended, March 31, June 30, and September 30, 2001, respectively; and

3. the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 17, 1993, including any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at: Fremont General Corporation, Attn: Alan W. Faigin, Secretary & General Counsel, 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404, (310) 315-5500.

                                     PART II

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

     There are hereby incorporated by reference in this Registration Statement the following documents and information heretofore filed with the Commission:

     (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     (2)  our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2001;

     (3)  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     (4) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001; and,

     (5) the description of our common stock contained in our Registration Statement on Form 8-A filed March 17, 1993, including any amendments or report filed for the purpose of updating such description.

     All documents subsequently filed by our company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of those documents.

ITEM 4.  DESCRIPTION OF SECURITIES.

     Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

     Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our company's Restated Certificate of Incorporation limits the monetary liability of its directors to our company or its stockholders for breach of such directors' fiduciary duty to the fullest extent permitted by the law of the State of Nevada ("Nevada Law"), as it is amended from time to time.

     Under our Bylaws, our company is required, to the maximum extent and in the manner permitted by Nevada Law, to indemnify each of our directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For the purposes of the Bylaws, a "director" or "officer" of our company includes any person (i) who is or was a director or officer of our company, (ii) who is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of our company or of another enterprise at the request of such predecessor corporation.

     Our company is also required to pay all expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required under the Bylaws in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in the Bylaws.

     The Bylaws further provide that the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of our company against any liability asserted against or incurred by such person in such capacity or arising out of such person's status as such, whether or not our company would have the power to indemnify such person against such liability under the provisions of the Bylaws.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

     In Release No. 33-6188 (the "1980 Release"), the Staff of the Division of Corporate Finance of the SEC has taken the position that where no offer or sale is involved, the distribution or actual delivery of employer stock by a plan to individual plan participants is not an event that requires registration. In the 1980 Release, the Staff also concluded that stock awarded under "stock bonus plans," which grant employer stock to employees at no direct cost to them, generally need not be registered. In the opinion of the Staff, such registration is not necessary because employees have not contributed cash or any other direct consideration to such plans in return for the stock awarded to them, and thus no "sale" has taken place.

     The Plan participants acquired all of the shares registered hereby through awards granted by our company under the Plan. Under the Plan, participants receive stock awards upon selection by the Plan administrator, without any contribution of cash or other direct consideration. For this reason, our company believes that the distribution of stock to our employees under the Plan did not involve a "sale," and thus did not constitute a registrable event.

ITEM 8.  EXHIBITS.

      EXHIBIT
       NUMBER                           DESCRIPTION
      -------  -----------------------------------------------------------------

          4.1 1995 Restricted Stock Award Plan, as amended and forms of agreement thereunder. *

          4.2 Portions of the Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998).

          4.3 Portions of the Registrant's Amended and Restated Bylaws (incorporated by reference to Exhibit No. 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (File Number 1-8007)).

          5.1  Opinion of Counsel as to legality of shares. *

         23.1  Independent Auditors' Consent.

         23.2  Counsel Consent. *

         24.1  Power of Attorney. *

         --------------------------
         *  Previously filed.

ITEM 9. UNDERTAKINGS.

     A. Fremont hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     B. Fremont hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Fremont's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to law, our company's Certificate of Incorporation, Bylaws or indemnification agreements, our company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this post-effective Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on this 27th day of December, 2001.

                                                 FREMONT GENERAL CORPORATION

                                                 By: /s/ LOUIS J. RAMPINO
                                                     ---------------------
                                                     Louis J. Rampino,
                                                     President

     Pursuant to the requirements of the Securities Act of 1933, this post-effective Amendment No. 5 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                                     TITLE                                   DATE
----------------------------           -----------------------------------------        ------------------


                  *                    Chairman of the Board and Chief Executive        December 27, 2001
----------------------------           Officer (Principal Executive Officer)
James A. McIntyre


/s/ LOUIS J. RAMPINO                   President, Chief Operating Officer and           December 27, 2001
----------------------------           Director
Louis J. Rampino

                  *                    Executive Vice President, Treasurer,             December 27, 2001
----------------------------           Chief Financial   Officer   (Principal
Wayne R. Bailey                        Financial Officer) and Director

                  *                    Senior Vice President, Controller and            December 27, 2001
----------------------------           Chief Accounting  Officer   (Principal
Patrick E. Lamb                        Accounting Officer)

                  *                    Director                                         December 27, 2001
----------------------------
Thomas W. Hayes


                  *                    Director                                         December 27, 2001
----------------------------
David W. Morrisroe


                  *                    Director                                         December 27, 2001
----------------------------
Dickinson C. Ross

* By:  /s/ LOUIS J. RAMPINO
      ---------------------
       Louis J. Rampino
       Attorney-in-fact


                                INDEX TO EXHIBITS


      EXHIBIT
       NUMBER                           DESCRIPTION
      -------  -----------------------------------------------------------------

          4.1 1995 Restricted Stock Award Plan, as amended and forms of agreement thereunder. *

          4.2 Portions of the Registrant's Restated Certificate of Incorporation (Incorporated by reference to Exhibit No. 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998).

          4.3 Portions of the Registrant's Amended and Restated Bylaws (Incorporated by reference to Exhibit No. 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (File Number 1-8007)).

          5.1  Opinion of Counsel as to legality of shares. *

          23.1 Independent Auditors' Consent.

          23.2 Counsel Consent. *

          24.1 Power of Attorney. *

-------------------
 * Previously filed.